Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: August 31, 2011

To: All Canadian Securities Regulatory Authorities

Subject: ANIMAS RESOURCES LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	22/09/2011
Record Date for Voting (if applicable) :	22/09/2011
Beneficial Ownership Determination Date :	22/09/2011
Meeting Date :	26/10/2011
Meeting Location (if available) :	Pacific Opportunity Capital 410-325 Howe Street Vancouver, BC

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON SHARES	035265107	CA0352651073

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ANIMAS RESOURCES LTD